KEEFE, BRUYETTE & WOODS, INC.

November 9, 2007

VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Sound Financial, Inc. Registration Statement on Form SB-2 (File number 333-146196)

Dear Sir or Madam:

We hereby request acceleration of the effective date of the above-referenced Registration Statement to Tuesday, November 13, 2007, at 10:30 a.m., Washington, D.C. time, or as soon thereafter as practicable that the staff of the Commission, acting pursuant to delegated authority, may determine.Additionally, the undersigned acknowledges the following:
  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

KEEFE, BRUYETTE & WOODS, INC.
By:	/s/ Douglas L. Reidel Douglas L. Reidel Managing Director

cc:       Todd Schiffman
            Michael R. Clampitt